SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934
Commission File No. 01-32683
ENSOURCE ENERGY INCOME FUND LP

(Exact name of registrant as specified in its charter)
7500 San Felipe, Suite No. 440
Houston, Texas 77063
(713) 659-1794

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Ensource Energy Income Fund LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 2, 2006	ENSOURCE ENERGY INCOME FUND LP Ensource Energy LLC, its general partner
	By:	/s/ Scott W. Smith
		Name:	Scott W. Smith
		Title:	President and Chief Executive Officer